EXHIBIT 12.1

STATEMENT REGARDING CALCULATION OF RATIOS

	Years Ended December 31,
	2001	2002	2003	2004	2005
Earnings:
Income (loss) before income taxes	$2,659	$(14,512)	$(129,741)	$(53,161)	$(165,709)
Add: fixed charges	10,190	10,370	13,176	10,083	15,992
Less: capitalized interest	—	(531)	(2,245)	(3,786)	(3,911)

Earnings	$12,849	$(4,673)	$(118,810)	$(46,864)	$(153,628)

Fixed Charges:
Interest expensed and capitalized	$9,709	$9,677	$12,015	$8,814	$14,088
Estimated interest portion of rent expense	481	693	1,161	1,269	1,904

Fixed charges	$10,190	$10,370	$13,176	$10,083	$15,992

Ratio of earnings to fixed charges(1)	1.26	N/A	N/A	N/A	N/A
Earnings insufficiency		$(15,043)	$(131,986)	$(56,947)	$(169,620)

(1)	Loss before income taxes for the years ended December 31, 2002, 2003 and 2004 and 2005 was not sufficient to cover fixed charges by a total of approximately $15.0 million in 2002, $132.0 million in 2003, $56.9 million in 2004 and $169.6 million in 2005. As a result, the ratio of earnings to fixed charges has not been computed for any of these periods.